3:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the plan year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY

EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, IA 50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1. Financial Statements:

Report of Independent Auditors, KPMG LLP

Statement of Net Assets Available for Plan Benefits as of

December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for

the years ended December 31, 1999 and 1998

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes as of

December 31, 1999

2. Exhibits:

Consent of KPMG LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 12, 2000 SAUER-DANFOSS LaSALLE FACTORY

EMPLOYEE SAVINGS PLAN

By: Sauer-Danfoss (US) Company

----------------------------------------

Plan Administrator

By: Kenneth D. McCuskey

----------------------------------------

Kenneth D. McCuskey

Vice President

Exhibit 23

Independent Auditors' Consent

Employee Benefit Committee Sauer-Sundstrand
La Salle Factory Employee Savings Plan
Des Moines, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer Inc. of our report dated April 28, 2000, relating to the statements of net assets available for benefits of the Sauer-Sundstrand La Salle Factory Employee Savings Plan as of December 31, 1999 and 1998, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary supporting schedule which appears in the December 31, 1999, Annual Report on Form 11-K of the Sauer-Sundstrand La Salle Factory Employee Savings Plan.

KPMG LLP

Des Moines, Iowa

July 11, 2000

SAUER-SUNDSTRAND LA SALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedules

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)

SAUER-SUNDSTRAND LA SALLE
FACTORY EMPLOYEES' SAVINGS PLAN

Table of Contents

Page

Independent Auditors' Report 1

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 2

Notes to Financial Statements 3

Schedule

1 Schedule H Line 4i - Schedules of Assets 7

Independent Auditors' Report

Employee Benefit Committee
Sauer-Sundstrand La Salle
Factory Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Sundstrand La Salle Factory Employee Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Sundstrand La Salle Factory Employee Savings Plan and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 28, 2000

SAUER-SUNDSTRAND LA SALLE
FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998

	1999	1998

Assets - net value of Plan's interest in the Trust (note 3)	$4,302,939	3,508,288

Liabilities	-	-

Net assets available for benefits	$4,302,939	3,508,288

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 1999 and 1998

	1999	1998

Additions to net assets attributed to:
Contributions:
Employees	$531,662	494,832
Employers	10,038	3,734
Net investment gain from the Trust (note 3)	363,793	293,856

Total additions	905,493	792,422

Deductions from net assets attributed to:
Benefits paid	101,102	71,952
Fees	3,470	-
Premiums	8,532	-

Total deductions	113,104	71,952

Transfers from (to) other plans, net	2,262	(7,542)

Net increase in net assets available for benefits	794,651	712,928

Net assets available for benefits:
Beginning of year	3,508,288	2,795,360

End of year	$4,302,939	3,508,288

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of Sauer-Sundstrand La Salle Factory Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan's agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Sundstrand Company (the Company) at its La Salle, Illinois manufacturing facility whose employment is within the unit covered by the collective bargaining agreement between the Company and Local Union No. 285 of International Union, United Automobile, Aerospace and Agricultural Implement Workers of America. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

Trustees

Institutional Trust Company has been designated as Trustee of the Plan. Investors Fiduciary Trust Company was previously designated Trustee through August 1998.

Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $10,000 in 1999 and 1998, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Employer contributions consist of a non-elective 2% contribution and an additional maximum contribution of 2% at a rate of .5% for each one percent of employee contribution.

Participant Accounts

Participants have the option to invest contributions in the following funds: INVESCO Retirement Stable Value Fund, IIF Select Income Fund, IVT Total Return Fund, ITC 500 Index Fund, AIM Blue Chip Growth Fund, IDF Small Company Growth, ITC ADR Fund, and Fidelity Equity Income Fund. Participant accounts are credited for contributions and allocations of Plan earnings. Plan earnings are allocated to participants based upon their relative percentages of each fund's investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $190,492 and $164,932 at December 31, 1999 and 1998, respectively, are included in the net value of the Plan's interest in the Trust.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan's assets and liabilities consist of the assets and liabilities of the Sauer-Sundstrand La Salle Factory Employee Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

Federal Income Taxes

The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the Trust established by the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Continued qualification of the Plan will depend on the operation of the Plan in compliance with the Internal Revenue Code.

(3) The Trust

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the Trustees.

The fair values of investments of the Trust at December 31, 1999 and 1998 were as follows:
	1999	1998

Fidelity Equity Income Fund	$700,352	617,135
INVESCO Retirement Stable Value Fund	2,065,013	1,745,272
IIF Select Income Fund	2,120	19,518
IVT Total Return Fund	333,233	396,722
ITC 500 Index Fund	159,656	85,880
AIM Blue Chip Growth Fund	654,873	421,028
IDF Small Company Fund	-	1,698
IDF Small Company Growth	125,918	-
ITC ADR Fund	71,282	55,349
Cash	-	754
Participants loans	190,492	164,932

	$4,302,939	3,508,288

Investment income for 1999 and 1998 was as follows:
	1999	1998

Interest	$10,750	12,165
Dividends	213,254	81,712
Capital gains	-	9,263
Net realized and unrealized appreciation
(depreciation):
Norwest Stable Return Fund	-	66,331
Fidelity Equity Income Fund	(21,805)	32,375
Fidelity Growth Company Fund	-	(24,367)
Vanguard Wellington Fund	-	(13,276)
Vanguard International Growth Portfolio	-	(855)
IIF Select Income Fund	(1,489)	(778)
IVT Total Return Fund	(28,728)	32,806
ITC 500 Index Fund	25,664	4,778
AIM Blue Chip Growth Fund	126,386	87,630
IDF Small Company Fund	333	155
IDF Small Company Growth	23,808	-
ITC ADR Fund	15,620	5,917

	$363,793	293,856

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant's account shall be fully vested and nonforfeitable.
			Schedule 1
SAUER-SUNDSTRAND LA SALLE
FACTORY EMPLOYEE SAVINGS PLAN

Schedule H Line 4i - Schedules of Assets

December 31, 1999 and 1998

	1999
Description	Units	Cost	Fair value

Fidelity Equity Income Fund	12,564.71	$653,580	700,352
INVESCO Retirement Stable Value Fund	2,065,012.60	2,065,013	2,065,013
IIF Select Income Fund	349.16	2,230	2,120
IVT Total Return Fund	11,506.67	337,572	333,233
ITC 500 Index Fund	4,577.30	138,543	159,656
AIM Blue Chip Growth Fund	6,762.52	459,217	654,873
IDF Small Company Growth	13,095.59	103,493	125,918
ITC ADR Fund	3,065.89	52,832	71,282
Participant loans	N/A	190,492	190,492

		$4,002,972	4,302,939

	1998
Description	Units	Cost	Fair value

Fidelity Equity Income Fund	11,109.54	$529,138	617,135
INVESCO Retirement Stable Value Fund	1,745,271.51	1,745,272	1,745,272
IIF Select Income Fund	2,966.33	19,792	19,518
IVT Total Return Fund	12,650.57	365,894	396,722
ITC 500 Index Fund	2,976.78	81,208	85,880
AIM Blue Chip Growth Fund	10,150.13	337,134	421,028
IDF Small Company Fund	163.94	1,537	1,698
ITC ADR Fund	3,014.66	49,791	55,349
Cash	N/A	754	754
Participant loans	N/A	164,932	164,932

		$3,295,452	3,508,288

See accompanying independent auditors' report.